Viceroy Acquisition Corporation
                        8235 Forsyth Boulevard, Suite 400
                             Clayton, Missouri 63105

                                February 13, 2006

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561.
Washington, D.C. 20549

Re:   Viceroy Acquisition Corporation
      Registration Statement on Form S-1
      File No. 333-128073
         Application for Withdrawal

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Viceroy Acquisition Corporation (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-128073), together with all exhibits and amendments thereto (the "Registration Statement"). No securities were sold or will be sold under the Registration Statement. The application herein is made on the grounds that the Registrant has determined at this time not to proceed with the proposed offering in the United States, as filed, and may undertake a subsequent private offering in reliance on Rule 155(c) and/or may pursue admission for trading on a non-United States public market.

      Please address any questions you may have to Jeffrey P. Schultz at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, telephone number (212) 692-6732, facsimile number (212) 983-3115.

      Thank you for your assistance with this matter.

                                         Sincerely,

                                         VICEROY ACQUISITION CORPORATION


                                         By: /s/ Paul Anthony Novelly
                                             ----------------------------
                                             Paul Anthony Novelly, Chairman

cc:   Jay Ingram, Esq.
      Securities and Exchange Commission
      Jeffrey P. Schultz, Esq.
      Mintz Levin Cohn Ferris Glovsky and Popeo, PC